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FORM 12b-25	SEC FILE NUMBER
001-32421

CUSIP NUMBER
NOTIFICATION OF LATE FILING	36116X102

(Check one):	☑	Form 10-K	☐	Form 20-F	☐	Form 11-K	☐	Form 10-Q	☐	Form 10-D	☐	Form N-SAR	☐	Form N-CSR

For Period Ended: December 31, 2018

	☐	Transition Report on Form 10-K

	☐	Transition Report on Form 20-F

	☐	Transition Report on Form 11-K

	☐	Transition Report on Form 10-Q

	☐	Transition Report on Form N-SAR

For the Transition Period Ended:

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.
If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

Fusion Connect, Inc.
Full Name of Registrant

Fusion Telecommunications International, Inc.
Former Name if Applicable

420 Lexington Avenue, Suite 1718
Address of Principal Executive Office (Street and Number)

New York, New York 10170
City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense

☑	(b)
The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III – NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

On May 4, 2018, the Registrant completed its business combination with Birch Communications Holding, Inc. (“Birch”).   Due to a number of factors, the Registrant’s acquisition of Birch constituted a reverse acquisition with the Registrant being the legal acquirer and Birch being the acquirer of the Registrant for accounting purposes and, due to the size and nature of the Birch transaction, the Registrant became subject to additional financial reporting and internal control obligations under Sections 404(a) and 404(b) of the Sarbanes Oxley Act effective December 31, 2018. Due to these additional obligations, and the fact that the Registrant is now required to file its Form 10-K within 75 days rather than 90 days following the end of the fiscal year, the Registrant and its auditors are unable to complete the audit by the required due date.

  Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

	James P. Prenetta, Jr.	(212)	201-2400
	(Name)	(Area Code)	(Telephone Number)

(2)
Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).

Yes			☑	No	☐

(3)
Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

Yes			☑	No	☐

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made. (Explanation below)

As explained above, Birch was deemed to be the acquirer of the Registrant for accounting purposes. Accordingly, Birch’s historical results of operations replaced the Registrant’s historical results of operations for all periods prior to the Birch merger and, for all periods following the Birch merger, the results of operations represent those of the combined company (including the Registrant from May 4, 2018 and MegaPath Holdings Corporation from June 15, 2018).

Fusion Connect, Inc
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: March 15, 2019		By:	/s/ James P. Prenetta, Jr.
Name: James P. Prenetta, Jr.
Title: EVP and General Counsel